Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended September 30, 2016

The interim financial information of Itaú as of and for the month ended September 30, 2016 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,600,243
Total Assets	30,145,975

Current accounts and demand deposits	4,285,401
Time deposits and savings accounts	12,066,937
Borrowings from financial institutions	2,299,507
Debt issued	5,281,692

Total Equity	3,428,805
Equity attributable to shareholders	3,189,978
Minority interest	238,827

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	596,007
Provisions for loan losses	(140,178)
Operating expenses	(387,048)
Operating income	68,781

Income from investments in other companies	435
Income before taxes	69,216
Income taxes	(19,078)

Income from continuing operations	50,138
Income from discontinued operations	(288)

Net income	49,850

Net income attributable to shareholders	53,921
Minority interest	(4,071)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer